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                                                       Filed By Macromedia, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                            Subject Company: Allaire Corporation
                                                     Commission File No. 0-25265

On January 16, 2001, Macromedia, Inc. held a conference call related to its acquisition of Allaire Corporation, the text of which follows:

Today we are very excited to announce that Macromedia and Allaire have reached a definitive agreement to merge. We will give an overview of the merger, talk about our vision for the future, and then take your questions. We believe that by joining these two companies we will be able to:

- unite the design and development communities to make development of web content and web applications more efficient, affordable, and accessible, and

- empower teams of Web professionals to create the best possible user experience across multiple devices - Personal Computers, Internet appliances, Personal Digital Assistants, phones, and set top boxes

To understand this combination, it's important to start with where the companies are today.

MACROMEDIA TODAY

Today, Macromedia is the leader in the Web authoring space.

LEADERSHIP

With over 70+% marketshare for our premium Dreamweaver and Flash products, we are the software of choice for web professionals.

The Macromedia Flash player enables 96% of web users to view Flash content, making it a reliable playback environment for rich content. The Flash player is also the most distributed piece of software in the history of the Internet.

CUSTOMERS

We have over 1.6 Million customers who develop web sites and content for leading global brands such as Citigroup, Nike, VW, Coke and others.


PRODUCTS

Macromedia products are the standards for web content developers and designers. Over the last 12 months we have been extending into the application building and server space with products

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like UltraDev and Generator. Today we have a product line that spans authoring software, servers and widely distributed players.

PARTNERS

We've partnered with other industry leaders to build a distribution channel for the Flash player, including Microsoft, Apple, AOL, and Netscape, and we're actively working with device and set top box vendors like Sony, Liberate, Symbian, and others to ensure that the Flash player becomes ubiquitous on emerging platforms.

We've developed strong partnerships with technology leaders, in many cases working with them to deliver our authoring software to their customers, such as IBM, WebGain, and BroadVision or to enhance their playback platform with easier content authoring, as in the case of Nokia.

LEADERSHIP

Allaire has been extremely successful by delivering approachable server technology to a broad audience.

- ColdFusion is the most productive application development solution, enabling developers to build applications 50-60% faster than in any other technology (Source: Macromedia Customer research)

-    JRun is the most widely adopted J2EE standard server,

-    Allaire server technology is used by tens of thousands of customers.

CUSTOMERS

Allaire brings a developer base of 700,000 developers who build applications for global brands such as Boeing, ATT, Sony, Visa, Home Depot.

PRODUCTS

Allaire's visual tools, application servers and frameworks enable developers to rapidly develop solutions.

PARTNERS

Allaire has built a strong ecosystem. Allaire's network of more than 2200 consulting, training partners and represent a powerful force in the marketplace. In the OEM market, JRun has been widely adopted by leaders in the across the wireless (Nokia), networking (Cisco), and telecommunications industries (GTE).

Together, the two companies are greater than the sum of the parts. There are many reasons why this combination will be successful.

- First, we are passionate about what the web can be. We have striking similarities in their vision, culture, and philosophy. We have already worked together in engineering, marketing, and sales for more than three years. For example, HomeSite has been included in Dreamweaver and UltraDev since version 1.0. Generator uses JRun, and UltraDev supports ColdFusion. These products and people are practically already integrated.

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-    A tremendous customer base of more than two million that spans every kind of Web professional ranging from Web designers to application developers to Java programmers

- A market leading, comprehensive authoring, player and server product line that is approachable and accessible to the web professional.

- The combination of authoring tools and servers will result in more rapid development cycles and more time to focus on creating great user experiences with rich content and powerful applications.

- Complementary channels resulting from Macromedia's international sales and marketing power and the Allaire Alliance, a well-developed consulting and training partner channel

- Most importantly, these two companies bring together the technical expertise of two visionary leaders in the internet space - Kevin Lynch and Jeremy Allaire. Kevin and Jeremy have spent the last 6 months developing a vision for the combined companies. We'll hear more from them later.

The first area of synergies is in the customer base. By joining our two companies, we bring together the full spectrum of web professionals. Allaire services Java programmers, server side developers, application builders, and client side developers. Macromedia services application developers, production artists, rich media designers and graphic designers. Together our customer base represents the largest community of web professionals.

- Based on a recent customer survey Over 60% of the Macromedia 1.6 Million web designers, or 1.2 Million Macromedia customers are planning to create dynamic content in the next twelve months.

- The Alabama base, consisting of 700K developers, largely using HomeSite and other visual editors, make up the balance of the web professional community.

- If a web professional is not using Dreamweaver to create HTML today, he or she is most likely using HomeSite.

- Based on a recent Evans Data Corporation survey, 41 % of developers ranked "the availability of good tools" as the number one criteria for selecting an application platform.

- Most importantly, these customers work together - there is surprisingly little overlap, no more than 10-12%.

While Macromedia and Allaire serve these complementary and adjacent customer communities, we are focused on the same target market: the mass enterprise.

You can understand the mass enterprise by understanding what customers are building and how companies service them.

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Mass enterprise projects tend to have requirements for rapid time to market.
They usually content-centric, and tend to be focused on end user and business user productivity, as opposed to enterprise operations or complex backoffice processing.

Vendors that service this market tend to have the following attributes:

-    Products priced at $300 - $5000

-    broad and efficient channels

-    short sales cycles

- approachable, easy to implement products that make using complex technologies straightforward

We are going to be successful in this market by providing the web professional with a comprehensive product, that we have divided into three big categories:

- Software for HTML and text based content and application building. We call this the Dreamweaver Platform, and it provides the most efficient way to design and develop HTML content.

- Software for creating and delivering vector based animated and interactive content, which we call the Flash standard. The Flash standard enables the richest user experiences at any bandwidth using the ubiquitous Flash player.

- Approachable Server Software for creating powerful applications. This is primarily the Allaire products of ColdFusion, JRun, and Spectra, although we expect Macromedia Generator provide unique graphical benefits to ColdFusion and JRun product lines.

- We plan to continue to invest in the Allaire product roadmap to extend support for J2EE across our server product line.

Taken together, we have an open, integrated product line that is approachable and affordable for millions of web professionals

Part of what makes this merger so exciting is our company's ability to respond to customer needs and market trends. There are a few key trends that we are tracking:

- Today there is a gap between the workflows and cultures of designers and developers; as the web evolves, teams of web professionals will have to work even more closely to be efficient and to create integrated and useful applications and content.

- Today, we've succeeded at getting Flash and HTML clients on Personal Computers; with the proliferation of multiple devices, we'll see HTML and Flash clients used in a variety of contexts - mobile and home use, productivity and entertainment applications.

- Today, Application servers are being standardized to meet the core requirements for deploying applications including the runtime environment, connectivity, and security.

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     Tomorrow, those standard servers will be extended with new services targeting the unique needs of Web applications deployed the emerging array of devices connected to the Internet.

- Today, developers have been focused on "getting the site up and running", but they are learning that the user experience is critical to its success.

All of these trends point the way for opportunity.

We plan to enable a web development model that will enhance the major platforms
- Sun Java-TM- and Microsoft .NET.

Over time, we expect that the "flavors" of HTML will evolve into HTML. cHTML (the imode format) and WAP are already heading down this path.

We expect that Flash clients will be ubiquitous on Personal Computers and a wide variety of devices, to enable playback of rich content.

The proliferation of multiple devices and multiple formats will present many challenges for the web professionals who will need to visualize their content and applications on various form factors. Application builders will need to be aware of the target device to scale both their application functionality and user interface. In short, designers will want to separate their application from their presentation, both at authortime and runtime.

We intend to solve these challenges with authoring software for the multidevice world.

We also will enable developers to take advantage of value add "application services" based on industry standard technologies such as JSP, XML, and CFML and a development model for easily building, assembling and integrating multiple web services (from a J2EE server or Microsoft .NET for example).

These application services will run on top of our own industry standard appserver, JRun, but we intend to enable our application services layer to run on other J2EE appserservers, such as those provided by industry leaders BEA Software (Weblogic) and IBM. (Websphere). We also intend to enable the "consumption" of application services, such as those provided by Microsoft .NET.

And we intend to make the web professionals building content and applications to be as efficient and as productive as possible.

In short, we will fulfill the dreams of web professionals - to have a rich, open, approachable product family of tools and servers that will allow them to efficiently author both the look of a web site and the application logic behind the web site, and to deliver it on multiple devices - Personal Computers, Internet appliances, Personal Digital Assistants, phones, and set top boxes - in multiple formats - HTML and Flash - and on multiple platforms - to create the best possible user experiences.

And we've got a huge opportunity here:

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Today there are 2.2 Million web professionals in our installed base.

IDC predicts that there will be 14.1 Million HTML developers and Java Developers in 2003.

(Optional: We believe that we can address nearly 5 Million of these web professionals in 2003)

We think the revenue opportunity for our addressable markets is nearly six billion in the coming year, growing to 17 billion by 2004.

So in summary:

- Today, Macromedia and Allaire empower teams of web professionals with software that enables the delivery of rich content, powerful applications, and engaging user experiences.

- By adding Allaire server technology to the Macromedia product family, Macromedia will make the development of dynamic content more efficient, more affordable and more accessible to millions of customers.

- Going forward, Macromedia will solve the challenges relating to the authoring and delivery of content and applications on multiple devices and in a variety of formats.

- Future Macromedia products will enhance the major software platforms of Sun Java-TM- and Microsoft .NET by developing value-added application services on top of the J2EE platform and by interoperating with .NET.

- The combined company has the products, customers, partners, and channels to create a rapidly growing business defined by broad distribution of approachable technology to millions of web professionals

Thank you.

To be followed by question and answer period.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, matters discussed in this news release may be considered forward looking statements that involve risks and uncertainties, including those related to the risk of integrating newly acquired technologies and products and unanticipated costs of such integration, failure of the transaction to close due to the failure to obtain regulatory or other approvals, failure of the Allaire stockholders to approve the merger, quarterly fluctuations of operating results, customer acceptance of new products and services and new versions of existing products, impact of competition, the risk of delay in product development and release dates, risks of product returns, the economic conditions in the domestic and significant international markets, investments in new business opportunities and the other risks detailed from time to time in the Company's SEC reports, including without limitation its quarterly reports on Form 10-Q and its annual report on Form 10-K for the year ended March 31, 2000 as they may be updated or amended with future filings. The actual results the Company achieves may differ materially from any forward looking statements due to such risks and uncertainties.

                     * * * * * * * * * * * * * * * * * * * *

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                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Macromedia and Allaire are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Macromedia and Allaire expect to mail a proxy statement/prospectus about the merger to their respective stockholders. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Macromedia or Allaire.

Macromedia and its officers and directors may be deemed to be participants in the solicitation of proxies from Allaire's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Macromedia's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on June 30, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Macromedia.

Allaire and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Allaire with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Allaire's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 14, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Allaire.